Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT THE CMS HAS UPDATED THE REIMBURSMENT CODE FOR INSIGHTEC'S MRGFUS TREATMENTS

Tel Aviv, Israel, November 12, 2018, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 14, 2017, that the Centers for Medicare and Medicaid Services (the “CMS”) posted the final rule, updating the reimbursement levels for MRgFUS FDA approved indications. Effective Jan. 1, 2019, (MRgFUS in the treatment of essential tremor) will be reimbursed at USD$12,500.50 for Medicare beneficiaries (if deemed medically appropriate). MRgFUS in the treatment of pain palliation of bone metastases will be reimbursed at USD $10,936.00

Currently, MRgFUS for the treatment of essential tremor is covered by four of the Local Medicare Contractors. These include National Government Services (NGS) , Palmetto GBA, CGS Medicare and Wisconsin Physician Services (WPS), representing 25 States.

The Company holds approximately 75% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 49% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com